Media release

Roche

Basel, 23 September 2003

Sale of Roche's Vitamins division to DSM approved by all authorities

Formal closing of the sale to take place end of September

Roche today announced that the US FTC (Federal Trade Commission) has given final approval to the sale of Roche's Vitamins and Fine Chemicals business to DSM, headquartered in The Netherlands. The approval follows the earlier clearance of the transaction by the anti-trust authorities of the European Union and regulatory bodies in other countries, thus clearing the way for the sale. Closing of the transaction and the transfer of the Vitamins and Fine Chemicals business to DSM is scheduled to take place by the end of September 2003.

Markus Altwegg, Head of Roche Vitamins said: "The sale of the Vitamins division is an important event in Roche's history. While this division was an integral part of Roche for many years, today's competitive environment requires optimal structures for long-term perspectives for the employees and business success. We firmly believe that within DSM, a company already strong in life-sciences, the Vitamins and Fine Chemicals division will have a solid basis offering good prospects and continuity to the division."

"For Roche, this transaction represents another important step in our efforts to focus on our core healthcare business with two research driven divisions, pharmaceuticals and diagnostics. The future of medical care will see an even closer collaboration of diagnosis, prevention and treatment and it is our clear mission to further strengthen our leadership role in these areas" states Franz B. Humer, Chairman and CEO of Roche. "Over the past six years we have spun off non-core activities like Givaudan and the vitamins business, integrated Boehringer Mannheim, acquired a majority interest in Chugai and strengthened our R&D network with numerous alliances and collaborations, thereby clearly positioning Roche as a leading, innovation driven healthcare company."

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F. Hoffmann-La Roche Ltd. CH-4070 Basel Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75
http://www.roche.com

Peter Elverding, DSM's Managing Board Chairman, comments: "The acquisition of Roche's Vitamins and Fine Chemicals business fits in extremely well with our strategy of transforming DSM into a multi-specialty company. We are glad we can now finally welcome our new employees. Through this transaction we also further strengthen our business relationship with Roche."

Roche will continue to include the Vitamins and Fine Chemicals business in its consolidated results until the transfer of control to DSM, which is anticipated to be at the end of September.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

About DSM

DSM is active worldwide in life science products, performance materials and industrial chemicals. The group has annual sales in 2002 of close to EUR 5.6 billion and employs about 18,500 people at more than 200 sites across the world. DSM ranks among the global leaders in many of its fields. The company's strategic aim is to grow its sales – partly through acquisitions – to a level of approx. EUR 10 billion by 2005. By that time at least 80% of sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials. This strategy represents a continuation of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities characterized by high growth and more stable profit levels. More information about DSM can be found at www.dsm.com.